UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


Amendment No.: 8*


Name of Issuer: LPL Financial Holdings Inc.


Title of Class of Securities: Common Stock


CUSIP Number: 50212V100


Date of Event Which Requires Filing of this Statement: 12/31/2022


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 50212V100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Henderson Group plc
    EIN #00-0000000

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER
     0**

6.   SHARED VOTING POWER
     3,462,824**

7.   SOLE DISPOSITIVE POWER
     0**

8.   SHARED DISPOSITIVE POWER
     3,462,824**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,462,824**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
     Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    4.4%**

12. TYPE OF REPORTING PERSON
    IA, HC

** See Item 4 of this filing

Item 1.
    (a). Name of Issuer: LPL Financial Holdings Inc.("LPL Financial")

    (b). Address of Issuer's Principal Executive Offices:

         4707 Executive Drive
         San Diego, California 92121

Item 2.
    (a).-(c). Name, Principal Business Address, and Citizenship of
  Persons Filing:

         (1)  Janus Henderson Group plc
              201 Bishopsgate
              EC2M 3AE, United Kingdom
        Citizenship: Jersey, Channel Islands

    (d). Title of Class of Securities:  Common Stock

    (e). CUSIP Number:  50212V100

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Henderson Group plc ("Janus Henderson") is a parent holding company/control person in accordance with Section
240.13d-1(b)(ii)(G). See Item 4 for additional information.

Item 4.  Ownership

The information in items 1 and 5 through 11 on the cover page(s) on
Schedule 13G is hereby incorporated by reference.

Janus Henderson has a 100% ownership stake in Janus Henderson Investors U.S. LLC ("JHIUS"), Janus Henderson Investors UK Limited ("JHIUKL") and Janus Henderson Investors Australia Institutional Funds Management Limited ("JHIAIFML"), (each an "Asset Manager" and collectively as the "Asset Managers"). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as "Managed Portfolios").

Item 5.  Ownership of Five Percent or Less of a Class

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

JHIUS, JHIUKL and JHIAIFML are indirect subsidiaries of Janus Henderson and are registered investment advisers furnishing investment advice to Managed Portfolios.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS HENDERSON GROUP PLC

By  /s/  Kristin Mariani
Kristin Mariani, Head of North America Compliance, CCO
Date 2/9/2023

Name/Title Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his or her authorized representative. If the statement is signed on behalf of a person by his or her authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement (see Exhibit
A), provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his or her signature.


EXHIBIT A

POWER OF ATTORNEY

The undersigned, Janus Henderson Group plc ("the Company"), does hereby make, constitute and appoint each of Kristin Mariani and Caroline Barotti acting severally, as its true and lawful attorneys in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including, without limitation, Forms 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 9th day of December, 2022.

Janus Henderson Group plc

By:  /s/ Michelle Rosenberg
Name: Michelle Rosenberg
Title: General Counsel and Company Secretary